
<ARTICLE> 5

<PERIOD-TYPE>                   3-MOS
<FISCAL-YEAR-END>                          DEC-31-1995
<PERIOD-END>                               MAR-31-1996
<CASH>                                   $       3,811
<SECURITIES>                                         0
<RECEIVABLES>                                   42,250<F3><F13>
<ALLOWANCES>                                         0
<INVENTORY>                                          0
<CURRENT-ASSETS>                                46,061
<PP&E>                                       3,686,440<F3><F4>
<DEPRECIATION>                               1,107,192
<TOTAL-ASSETS>                               2,638,061
<CURRENT-LIABILITIES>                          433,169<F3><F5><F7>
<BONDS>                                              0
<PREFERRED-MANDATORY>                                0
<PREFERRED>                                          0
<COMMON>                                        40,555<F11>
<OTHER-SE>                                   1,896,818
<TOTAL-LIABILITY-AND-EQUITY>                 2,638,061<F11>
<SALES>                                         20,567
<TOTAL-REVENUES>                                31,817
<CGS>                                           39,865
<TOTAL-COSTS>                                   66,673
<OTHER-EXPENSES>                                26,808
<LOSS-PROVISION>                                     0
<INTEREST-EXPENSE>                               7,688<F1><F6>
<INCOME-PRETAX>                               (42,545)
<INCOME-TAX>                                         0<F8>
<INCOME-CONTINUING>                           (42,545)
<DISCONTINUED>                                       0
<EXTRAORDINARY>                                      0<F1>
<CHANGES>                                            0
<NET-INCOME>                                  (42,545)
<EPS-PRIMARY>                                   (0.01)<F1>
<EPS-DILUTED>                                        0<F1>

<F3>ACQUISITION AND SALE OF OIL AND GAS PROPERTIES
     In 1992, the Company acquired undivided interests in a producing well located in Mississippi. Current production from this well is being retained by the operator of the well to offset costs it incurred in a major rework program. Upon receipt of full payment and satisfaction of this obligation, future revenue will revert to Empiric. This property has been recorded at its fair market value of $1.6 million. This value was based on the discounted value of estimated reserves of the property less a provision for all claims and encumbrances which may be assessed against the property as estimated by management. The estimated reserves were determined in an independent appraisal by outside professional engineers.
In exchange for this property and other valuable assets, including the opportunity to acquire the working interests in the Panhandle prperties and for obtaining the initial financing to form the company, 1.75 million shares of stock and $125,000 in convertible senior notes were issued.

     In 1993, the Company acquired an additional 28.5% undivided interest in property in the Texas Panhandle. This additional interest was acquired for the assumption of the debts of the former operator (balances still owed to these vendors are included in vendors payable on the balance sheet) and included a substantial amount of supplies. The amount of the debts assumed plus other expenditures related to the transaction totaled approximately $450,000. Part of this additional interest in the property was sold shortly thereafter for $450,000. The supplies were used on the Company's projects in the Panhandle. Also in 1993, the Company acquired a lease on the property known as the "Brent Ranch" for $100,000. This transaction is discussed further in Note 9.
<F13>    Pursuant to an agreement dated March 23, 1995, between the Company and
Texoil Energy, Ltd. (Texoil), a Canadian corporation, Texoil acquired one-half of the Company's interest in approximately 9,300 acres of oil and casinghead gas leases in Moore and Potter Counties, Texas, including the 7,000 acres on the Brent Ranch and 225,000 shares of the Company's Common Stock. In consideration, the Company received $128,750 cash and a $121,250 note due in August 1995, 1,000,000 shares of Texoil Common stock and $750,000 principal amount of 6% preferred stock, convertible into 750,000 shares of Texoil Common Stock (offsetting for this transaction went to work in process). Under the terms of the agreement, Texoil is required to drill nine wells on the Brent Ranch and four wells on the Richmond acreage at a total estimated cost of approximately $2,000,000. The proceeds of the $121,250 note and the proceeds of the private placement will be used to fund the Company's obligations under the Texoil Agreement. Texoil will pay two-thirds of the drilling and testing costs and will share the completion costs equally with the Company. No work is presently being conducted under this agreement due to pending litigation which is discussed in Note 9.

     On December 21, 1995, the Company entered into an agreement with Lyon Operating, Inc., for the purchase of an undivided 72% of the leasehold or working interest in approximately 1,223 acres of land situated in Clay and Jack Counties, Texas. For this interest, the Company paid $30,000 cash, a promissory note for $35,000 with interest at 8% payable on or before March 21, 1996 and 20,000 shares of the Company's stock.
<F4>OIL AND GAS PROPERTIES, NOT SUBJECT TO AMORTIZATION
    The Company is current participating in oil and gas development activities in the Texas Panhandle. A determination will not be made about the extent of additional reserves that should be classified as proved reserves as a result of this project until its completion. Consequently, the associated property and development costs have been excluded in computing amortization of the full cost pool. The Company will begin to amortize these costs when the project is completed. Costs excluded from amortization consists of the following:

  Year     Acquisition     Property     Development    Capitalized
Incurred      Costs          Sale          Costs        Interests     Total

 1995        $65,000         $ --         $ --           $ --        $65,000
<F5>CURRENT PORTION OF LONG-TERM DEBT
     This item consisted of 8% convertible senior notes payable which were converted to common stock in 1994.
<F7>SHORT-TERM NOTES PAYABLE
    This note bears interest at 12%, matures on April 30, 1996, and is secured by all of the assets of the Company.
<F11>REVERSE STOCK SPLIT
    On March 24, 1994, the Board of Directors authorized a 1-for-2 reverse stock split of Common Stock to Stockholders of record on March 24, 1994.  Per share amounts in the accompanying financial statements have been adjusted for the split.
<F1>OIL AND GAS PROPERTIES - The Company follows the full cost method of accounting for oil and gas properties.  Accordingly, all costs associated with acquisition and development of oil and gas reserves, including directly related overhead costs, are capitalized.  All capitalized costs of oil and gas properteis are amortized on the unit-of-production method using estimates of proved reserves.
Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs.  If the results of the assessment indicates that the properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized.  Further, the capitalized costs are subject to a "ceiling test" which basically limits such costs to the aggregate of the
"estimated present value", discounted at a 10% interest rate of future net revenues from proved reserves, based on current economic and operating conditions plus the lower of cost or fair market value of unproved properties.
     Sales of proved and unproved properties are accounted for as adjustments of capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas in which case the gain or loss is recognized in income.
 Abandonments of properties are accounted for as adjustments of capitalized costs with no loss recognized.
CAPITALIZED INTEREST - The Company capitalizes interest ($8,126 in 1995 and
$29,577 in 1994, respectively) on expenditures made in connection with development projects that are not subject to current amortization.  Interest is capitalized only for the period that activities are in progress to bring these projects to their intended use.
EARNINGS PER SHARE - Primary earnings per share amounts are computed based on the weighted average number of shares actually outstanding.  The number of shares used in the computations were 3,933,019 in 1995 and 3,734,186 in 1994.
Fully diluted earnings per share amounts are not presented because they are not materially dilutive.
<F6>LONG-TERM DEBT
  On December 31, 1995, the Company issued $267,520 in senior secured notes bearing interest at 8%, payable each six months.  The full amount of the principal is due thirty-six months from that date.  The notes were issued to two stockholders of the Company.

  At December 31, 1993, the Company had issued $1,384,991 in convertible senior notes payable. However, since the principal of these notes was payable in three equal quarterly payments beginning April 15, 1994, and ending October 15, 1994, they were carried in "current portion of long-term debt" on the December 31, 1993 statements (See Note 5). Interest on the unpaid principal balance was accrued at the rate of 8% per annum and was paid quarterly. These notes were secured by a Deed of Trust covering all rights, titles and interests of the Company in the Mississippi and certain Texas properties. These notes were convertible at the holders' option, into Common Shares of the Company at the conversion price of $2.00 in principal amount for each share of stock. These notes were converted into common stock in 1994.

  No interest was paid on these notes in 1995. Interest expense for the period ended December 31, 1994, totaled $81,093, of which $29,577 was capitalized.
<F8>INCOME TAX
    The Company has a deferred tax asset of $2,176,145 which they have elected to offset with a valuation reserve of the same amount. Therefore, there is no effect on the Company's books. The net operating loss carry forward available to reduce future taxable income will expire for financial and tax purposes as follows:

                                        Financial            Tax
    December 31, 2007                  $   37,661         $  505,161
    December 31, 2008                     286,454            823,485
    December 31, 2009                     998,929            627,142
    December 31, 2010                     245,636            220,357
                                       $1,568,680         $2,176,145

